SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILVERSTAR MINING CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

828456

(CUSIP Number)

Jeffrey G. Klein
301 Yamato Road
Suite 1240
Boca Raton, FL  33431
(561)953-1126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 30, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)	Names of reporting persons

Larry J. Frick, Jr.

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Source of funds (see instructions)

Personal Funds

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

United States

Number of shares beneficially owned by each reporting person with:

(7)	Sole Voting Power

0

(8)	Shared Voting Power

125,000

(9)	Sole Dispositive Power

125,000

(10)	Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

125,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

75%

(14)	Type of Reporting Person (See Instructions)

IN

ITEM 1.   Security and Issuer

This Schedule 13(d)  relates to the common stock, par value $0.001  per share (the “Common Stock”) of Silverstar Mining Corp., a Nevada  corporation (the “Company”). The address of the Company’s principal executive office is:
350 East 82nd Street, Suite 16D New York, NY  10028

ITEM 2.   Identity and Background

(a)     Larry J. Frick, Jr.

(b)           The address for the Reporting Persons is:

478 Commonwealth Road
Mt. Pleasant, SC  29466

(c)           During the past five years, the Reporting Persons have e not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(d)           During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source of Amount of Funds or Other Compensation

Personal Funds

ITEM 4.   Purpose of Transaction

The Reporting Person acquired  125,000 units of the Company’s securities.  The Units were offered at a price of  $0.40 per unit for a total investment of $50,000.  Each unit consisted of one share of common stock and one common stock purchase warrant.  The warrants are exercisable at  $0.70 per share.  The warrant term  is two years.  The warrant(s)   cannot be exercised for a period of six months following the date of issuance.   As a result of this transaction the Reporting Person owns approximately 75% of the Company’s issued and outstanding shares of common stock.

As the majority shareholder of the Company, the Reporting Person may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5.   Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 167,669 shares of common stock outstanding as of  November 30, 2011.

(b)           The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None except as set forth herein.

(e)           Not applicable.

 ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference.

ITEM 7.    Material to be Filed as Exhibits

Exhibit 1:                      Subscription Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2011

/s/Larry J. Frick, Jr. Larry J. Frick, Jr.